Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Dear colleagues,

While the summer provided many of us a chance to relax and slow down for a few weeks, for the Nokia Alcatel-Lucent integration planning teams it was a time of intense activity and program acceleration.

The transaction approval process continues without major hurdles. Regulatory filings are completed in most of the jurisdictions. After the United States, notably since our last update, the European Commission cleared the transaction at the end of July, with other approvals since having been received in jurisdictions including India, Taiwan, Pakistan and Japan taking total cleared jurisdictions to 16.

As a reminder, “Closing” will be achieved when Nokia holds more than 50% of ALU shares after the Exchange Offer on the basis of 0.55 of a Nokia share for one Alcatel-Lucent share. Following Closing, Nokia Networks and Alcatel-Lucent will remain independent entities within the Nokia Group, and implementation of integration activities may be subject to related party transaction approvals. Assuming that Nokia holds more than 95% of ALU shares after the Exchange Offer, “Day One” will be achieved at the completion of the squeeze out of any remaining Alcatel-Lucent shareholders, at which time Nokia would hold 100% of the share capital of Alcatel-Lucent and the two companies may legally operate as one company.

The integration planning is organized into work streams related to the functions that the new company will carry out like creating new products, delivering products and services to our customers, and enabling the corporation to operate efficiently with good HR, IT and Finance support, to name just a few. Other work streams are related to the combination itself. These include the new operating and organizational framework for the integrated company, combination-related communications, and the state of readiness at Closing and Day One.

Following the “Integration Discovery- 30 June/1st July” discussed in the previous note, joint Nokia and Alcatel-Lucent teams have formed for each of these work streams to do the detailed planning of the integration. They have organized their activities into sub-streams, crafted their targeted state of readiness at deal Closing and Day One, and have identified key milestones along the way. Due to the complexity of the task and what are sometimes fundamental differences in the way certain functions are carried out in the two companies, almost all teams have had, or will have in the next few weeks, a joint face-to-face workshop to understand in even more detail the current modes of operation and to refine the integration plans for the new company. We have also implemented “clean teams” which are isolated from the daily business operations at both Alcatel-Lucent and Nokia and may therefore exchange competitively sensitive information while the two companies remain entirely separate and competing until Closing.

The Integration Management Offices of both companies have reviewed each of the work streams over the past three weeks. The progress is clear, but so is the need to focus and increase the pace. In parallel, discussions continue on China specificities and good progress is being made.

In the middle of September and jointly with Nokia, we will hold a second integration workshop with all work streams. This face-to-face workshop will focus on aligning the targeted states of readiness for each organization at deal Closing and Day One as well as mitigating the interdependencies between the work streams. At its conclusion, we will have substantially completed the project plan for the integration.

In the middle of September as well, many members of the Executive Committees of both companies will meet to review the proposed strategy of the future company and the progress made on the new operating model with the orientation being to organize the company around four key businesses (mobile, broadband access, IP and applications).

September’s activities will be key to finalizing the new operating model as well as future N-1 leadership after final deliberations at the Joint Integration Steering Committee and Nokia Board. The Nokia CEO has started meeting with each of the Alcatel-Lucent and Nokia Executive Committee Members with a very clear selection process which will be replicated for the subsequent management layers.

September and October will see intense activities for Day One readiness as well as Value Capture (synergies) plan. For instance, we need to: finalize choice of product portfolio that the new company will sell; review and prepare customer account plans and customer communications strategy; define the mode of operations for new Nokia and various end-2-end processes for sales, sourcing, project delivery; etc. We need to finalize branding strategy, be prepared to provide all employees with a single email address system, a single intranet and an Internet site with a common look and feel. HR has to prepare and run a staff selection process and organization re-mapping processes to align with the new operating model and in parallel also hold appropriate communications with social partners. Our finance systems have to be prepared to provide harmonized management reporting, KPI definitions and also prepare to provide a 2016 combined plan and a long range plan for new Nokia.

Today there is still a relatively small group involved in the integration planning activity. For those of you amongst this group, we thank you and ask you again to focus and accelerate. For the rest of the Alcatel-Lucent community, we ask you to continue to focus on serving our customers and executing our business. Nothing is more helpful to a successful integration than successful 2015 business results.

Thank you,

Jean-David Calvet

Integration Management Office

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements include: timing and receipt of required regulatory approvals, closing of the public exchange offer, completion of the squeeze-out and ability to successfully integrate any operations Alcatel Lucent and Nokia. These forward-looking statements are based on Alcatel Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include the risk factors listed from time to time in Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel Lucent or its business or operations. Except as required by law, Alcatel Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all ordinary shares (including those underlying American depositary shares) and convertible securities issued by Alcatel Lucent for new ordinary shares of Nokia (including those underlying American depositary shares). This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel Lucent in any jurisdiction. This communication is not a substitute for the Tender Offer Statement on Schedule TO to be filed by Nokia with the SEC, the Preliminary Exchange Offer / Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) filed by Nokia with the SEC, the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus to be filed by Nokia with the Finnish Financial Supervisory Authority, the tender offer document (note d’information) to be filed by Nokia with the Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this communication has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PUBLIC EXCHANGE OFFER.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s tender offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (http://company.nokia.com/en) and Alcatel Lucent (www.alcatel-lucent.com), as applicable.